[Jones Day Letterhead]
(214) 969-3766
jeobannon@jonesday.com

956555-010005	July 10, 2007
Ms. Ibolya Ignat
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549

Re:	AMERISAFE, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 5, 2007
File No. 001-12251
Dear Ms. Ignat:
     On behalf of AMERISAFE, Inc. (the “Company”), we want to confirm receipt of the Staff’s comment letter dated June 22, 2007.
     The Company has not yet completed the analysis required to respond to the Staff’s comments. The Company presently expects that it will be in a position to respond to these comments on or about Monday, July 16, 2007.
     If you have any questions, please do not hesitate to contact me at (214) 969-3766, or by facsimile at (214) 969-5100.

Very truly yours,
/s/ James E. O’Bannon

James E. O’Bannon

cc:	Geoffrey R. Banta, AMERISAFE, Inc.
Todd Walker, AMERISAFE, Inc.